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                SEC FILE NUMBER 0-20033
CUSIP NUMBER 03072A 40 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-C

For Period Ended: March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information:
Full Name of Registrant	AmeriResource Technologies, Inc.

Former Name if Applicable	N/A

Address of Principal Executive Office:	3440 E. Russell Road, Suite 217 Las Vegas, Nevada 89120

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

☒           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒           (b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐    (c)    The accountant's statement or other exhibit required by Rul 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the Company’s Form 10-QSB for period ending March 31, 2008, has been delayed due to the time required to complete the accounting documentation and have those records reviewed by the Company’s new independent auditors. As a result, the Company has faced unavoidable delays in the timely preparation of the information required by its 10-QSB for the quarter ended March 31, 2008, therefore the Form 10-QSB cannot be timely completed without unreasonable effort or expense to the Company.

 Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Delmar Janovec	President	(702) 214-4249
(Name)	(Title)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).☒ Yes   ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company revenues for the three months ended, March 31, 2008 as compared to March 31, 2007, increased from approximately $471,000 to $1,100,000 or approximately a 133% increase in revenues. The Company will show a loss for the three months ended, March 31, 2008. The increase in revenues is due to an increase in the number of commercial liquidation accounts and sales during the quarter for its majority owned subsidiary, BizAuctions, Inc.

The revenues for the three months ended March 31, 2008 are approximate as the final numbers for the period have not yet been finalized by the Company, and reviewed by its new independent auditors.

AmeriResource Technologies, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2008	By:	/s/ Delmar Janovec
Name: Delmar Janovec
Title: President